Statement of Financial Condition

		December 31, 2015
Assets		
Cash	$	13,719
Accounts receivable		4,452
Prepaid expenses		19,909
Total Assets	**$**	**38,080**
Liabilities and Members' Equity		
Liabilities		
Accrued expenses	$	6,322
Total Liabilities		**6,322**
Members' Equity		**31,758**
Total Liabilities and Members' Equity	**$**	**38,080**